Critical Metals Corp.

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

VIA EDGAR

May 1, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Liz Packebusch and Daniel Morris

Re:	Critical Metals Corp. Registration Statement on Form F-1 Filed March 29, 2024 File No. 333-278400

Dear Ms. Packebusch and Mr. Morris:

Critical Metals Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on April 25, 2024, regarding our Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on March 29, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form F-1

Cover Page

1.	For each of the shares being registered for resale, disclose the price that the selling stockholders paid for the shares. In this regard we note your tabular disclosure at page 20.

Response to Comment No. 1: The Company respectfully acknowledges the Staff’s comment and has responded by amending the disclosure on the Cover Page of the Amended Registration Statement.

Risk Factors, page 22

2.	Please either revise your first risk factor or include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale in addition to disclosing the percentage that these shares currently represent of the total number of shares outstanding.

Response to Comment No. 2: The Company respectfully acknowledges the Staff’s comment and has responded by amending the disclosure on pages 22-23 of the Amended Registration Statement.

General

3.	We note that GEM Global, a selling stockholder, is the equity line investor under the GEM Agreement. Please revise to indicate that GEM Global is an underwriter. Refer to Securities Act Compliance and Disclosure Interpretation 139.13.

Response to Comment No. 3: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the Cover Page and page 136 of the Amended Registration Statement to indicate that GEM Global may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

4.	Please revise your prospectus to provide the following disclosures with respect to the GEM Agreement:

●	the material risks of an investment in the Company and in the offering, including:

o	the possibility that the Company may not have access to the full amount available to it under the equity line; and

o	whether GEM Global can engage in short-selling activities and, if so, how any sales activities after announcement of a put may negatively affect the Company’s share price.

●	the material market activities of GEM Global, including:

o	any short selling of the Company’s securities or other hedging activities that GEM Global may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement; and

o	how GEM Global intends to distribute the securities it owns or will acquire.

●	how the provisions of Regulation M may prohibit GEM Global and any other distribution participants that are participating in the distribution of the Company’s securities from:

o	engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect; and

o	purchasing shares in the open market while the equity line is in effect.

Response to Comment No. 4: The Company respectfully acknowledges the Staff’s comment and has responded by amending the disclosure on pages 24 and 25 of the Amended Registration Statement.

5.	Please revise your summary and risk factor disclosure to specifically reference the Equity Forward Purchase Arrangement described in your recent registration statement on Form F-4 and clarify the status of the arrangement.

Response to Comment No. 5: The Company respectfully acknowledges the Staff’s comment and refers the Staff to the disclosure on page 13 of the Amended Registration Statement, which states that the Equity Forward Purchase Agreement was terminated on February 8, 2024. The termination of the Equity Forward Purchase Agreement was also disclosed on the Company’s Proxy Statement/Prospectus Supplement No. 1, filed pursuant to Rule 424(b)(3) on February 15, 2024.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact the Company’s counsel, Jason A. Rocha, Esq. at jason.rocha@whitecase.com, or by telephone at 713-496-9732.

Sincerely,

/s/ Tony Sage
Tony Sage, Executive Chairman

cc:	Jason A. Rocha, Esq.
White & Case LLP